Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi UFJ Securities Co., Ltd.

Subject Company: Mitsubishi UFJ Securities Co., Ltd.

SEC File No. 132-02600

Mitsubishi UFJ Securities Co., Ltd.

Correction to “Notice Regarding Treatment of Yen-Denominated Convertible Bonds”

Tokyo, September 6, 2006 — Mitsubishi UFJ Securities Co., Ltd. advises of the following correction to the press release issued today entitled, “Notice Regarding Treatment of Yen-Denominated Convertible Bonds”.

Correction (corrected area underlined)

Before Correction	After Correction
With respect to our yen-denominated convertible bonds issued in 1999 and due September 23, 2014,	With respect to our yen-denominated convertible bonds issued in 1999 and due September 30, 2014,

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Contacts:

Mitsubishi UFJ Securities Co., Ltd.	Public & Investor Relations Office	(81-3-6213-6584)

Filings with the U.S. SEC

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed stock-for-stock exchange transaction to make Mitsubishi UFJ Securities Co., Ltd. (“MUS”) a wholly-owned subsidiary of MUFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, MUS plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed transaction will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MUFG, MUS, the stock-for-stock exchange transaction and related matters. U.S. shareholders of MUS are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the stock-for-stock exchange transaction carefully before they make any decision at the MUS shareholders meeting with respect to the proposed stock-for-stock exchange transaction. If the Form F-4 is filed, the Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the stock-for-stock exchange transaction will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the stock-for-stock exchange transaction will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MUFG Contact:	MUS Contact:

Mr. Hitoshi Shimamura	Mr. Hiroshi Kutose
2-7-1, Marunouchi, Chiyoda-ku	2-5-2, Marunouchi, Chiyoda-ku
Tokyo 100-8330 Japan	Tokyo 100-0005 Japan
Telephone: 81-3-3240-6608	Telephone 81-3-6213-6584
Email: Hitoshi_Shimamura@hd.mufg.jp	Email: kutose-hiroshi@sc.mufg.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the stock-for-stock exchange transaction, MUFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the U.S. SEC at 1-202-551-8090 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MUFG, MUS and their businesses after completion of the transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MUFG’s and MUS’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of MUS securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MUFG and MUS, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MUFG and MUS, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MUFG may file with the U.S. SEC. Other than as required by applicable law, MUFG and MUS do not undertake any obligation to update or revise any forward-looking information or statements.